EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$1,992	$2,661	$(4,364)	$3,468	$3,020	$1,322
Plus: Income Taxes	1,727	1,753	(2,476)	2,248	2,313	962
Fixed Charges	7,321	5,494	4,761	10,841	17,340	4,419

Earnings Available for Fixed Charges	11,040	9,908	(2,079)	16,557	22,673	6,703

Fixed Charges:
Interest Expense	6,996	5,225	4,454	10,438	16,934	4,320
Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	99

Total Fixed Charges	7,321	5,494	4,761	10,841	17,340	4,419

Ratio of Earnings to Fixed Charges	1.5	1.8	-0.4	1.5	1.3	1.5

Calculation of Rental Expense Equivalent to Interest
Rental Expense	974	806	921	1,209	1,217	298
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Estimate Portion of Rental Expense Equivalent to Interest	325	269	307	403	406	99